Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation or Organization	Ownership	Direct or Indirect
Yinhang Internet Technologies Development, Inc.	Nevada	100%	Direct
Yinhang (Hong Kong) Internet Technologies Development Limited	Hong Kong	100%	Indirect
Huashang Wujie (Beijing) Internet Technology Co., Ltd.	PRC	100%	Indirect